CONFIDENTIAL TREATMENT

REQUESTED BY ON24, INC.

January 19, 2021

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Attention:	Larry Spirgel
Jeff Kauten
Stephen Krikorian
Amanda Kim

Re:	ON24, Inc.
Registration Statement on Form S-1
File No. 333-251967
Filed January 8, 2021

Ladies and Gentlemen:

We are submitting this letter on behalf of ON24, Inc. (the “Company”) in connection with the review by the staff (the “Staff’) of the Securities and Exchange Commission (the “Commission”) of the Company’s Registration Statement on Form S-1 (File No. 333-251967) (the “Registration Statement”). Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

The purposes of this letter are (i) to provide an update to the Staff regarding timing considerations for the Company’s planned initial public offering (“IPO”), and (ii) in order to facilitate the Staff’s review of the Company’s stock-based compensation expense, to inform the Staff that the Company, in consultation with the representatives of the underwriters in the IPO, determined that the price range for the Company’s common stock is expected to be within a [***]-dollar range between $[***] and $[***] per share (the “Indicative Price Range”).

The actual price range to be included in the preliminary prospectus will not be determined until shortly before the printing and filing of the preliminary prospectus for the commencement of the roadshow for the Company’s IPO and will be based on market and other conditions at that time. The Company anticipates the price range that will be included in the preliminary prospectus will be a narrower range than the Indicative Price Range. However, the Indicative Price Range is subject to further revision based on changes in the Company’s performance and prospects and market conditions, including the trading price of companies deemed comparable to the Company, the performance of IPOs, and market

Division of Corporation Finance	CONFIDENTIAL TREATMENT REQUESTED
January 19, 2021	BY ON24, INC.

conditions and investor demand more generally. Given the potential for volatility and uncertainty in the market, such revisions could be significant. The price range to be included in the preliminary prospectus, when determined, will be included in an amendment to the Registration Statement prior to the distribution of any preliminary prospectuses to potential investors and will not be greater than the range permitted by Compliance and Disclosure Interpretations 134.04.

Timing Considerations

The Company advises the Staff that it anticipates commencing its road show on January 25, 2021, with a target pricing date of February 2, 2021. The Company will set forth a bona fide preliminary price range in a pre-effective amendment to the Registration Statement prior to the distribution of any preliminary prospectus.

Historical Fair Value Determination Methodology

The Company’s discussion of stock-based compensation is primarily contained in the sections of the Registration Statement titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock-Based Compensation” and “—Common Stock Valuations,” which have been filed with the Commission and are included on pages 91 through 93 of the Registration Statement. The Company’s Board of Directors (the “Board”) has historically determined the fair value of the Company’s common stock using approaches and assumptions consistent with the American Institute of Certified Public Accountants Practice Aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation.”

As described beginning on page 92 of the Registration Statement, the fair value of the Company’s common stock has historically been determined by the Board, with input from management and corroboration from contemporaneous, independent third-party valuations (each, a “Prior Valuation,” and collectively, the “Prior Valuations”). The Prior Valuations have been determined by using the value indications under either of, or a combination of, valuation approaches: a market approach and an income approach. The market approach estimates value based on a comparison of the subject company to comparable public companies in a similar line of business. From the comparable companies, a representative market value multiple is determined and then applied to the subject company’s financial results to estimate the value of the subject company. The income approach estimates the fair value of a company based on the present value of the company’s future estimated cash flows and the residual value of the company beyond the forecast period. These future cash flows, including the cash flows beyond the forecast period attributable to the residual value, are discounted to their present values using an appropriate discount rate, to reflect the risks inherent in the Company achieving these estimated cash flows.

Determination of Estimated Value

The independent third-party valuations used the valuation methods as follows:

Division of Corporation Finance	CONFIDENTIAL TREATMENT REQUESTED
January 19, 2021	BY ON24, INC.

Income Method

The income approach values a business by focusing on the income-producing capability of a business, and estimates value based on the expectation of future cash flows that a company will generate.

Market Method – Guideline Public Company

The market approach uses benchmark public and private transactions and market data to establish a guideline value for the company based on comparable businesses that are publicly traded. The peer group of companies was selected based on operational and economic similarities to the Company. Factors considered in selecting the group of peer companies included industry, business model, growth rates, capitalization, size, profitability and stage of development. The peer group of companies was periodically re-evaluated to reflect changes in the characteristics of the Company and of the peer group.

Probability-Weighted Expected Return Method

The probability-weighted expected return method (“PWERM”) estimates the value of a company based on the analysis of future values for the enterprise assuming various possible future events, such as an initial public offering or the sale of a company, as well as the economic rights of the different classes and series of a company’s capital stock.

Option Pricing Method

The option pricing method (“OPM”) was used as part of the independent third-party valuations to allocate the derived equity value of the Company among the classes of the Company’s preferred and common stock. The OPM treats common stock and preferred stock as call options on a company’s equity value, with exercise prices based on the liquidation preferences of the various classes and series of preferred stock.

Hybrid Method

The hybrid method is a hybrid between the PWERM and the OPM, estimating the probability-weighted value across multiple scenarios, but using the OPM to estimate allocations of value within one or more of those scenarios.

Discount for Lack of Marketability

The independent third-party valuations each considered that shares of the Company’s common stock are not freely tradeable in the public markets. Accordingly, each of the valuations reflects a discount for lack of marketability (“DLOM”) partially based on the anticipated likelihood and timing of a future liquidity event. The DLOM’s were estimated after consideration of the arithmetic average strike put method (AASPM), estimated using the Finnerty model, the geometric average rate put method (GARPM) and/or the European protective put method.

Division of Corporation Finance	CONFIDENTIAL TREATMENT REQUESTED
January 19, 2021	BY ON24, INC.

Stock-based Awards Since February 1, 2020 and Related Valuations

The following table sets forth by grant date the number of shares of common stock issuable upon exercise of options granted since February 1, 2020, the per share exercise price of the options and the fair value per common share on each grant date. These options are the only stock-based compensation the Company has awarded to service providers in the past 12 months prior to the IPO.

Grant Date	Award Type	Number of Shares Subject to Grants	Per Share Exercise Price of Options	Per Share Fair Value of Common Stock on Grant Date
February 13, 2020	Common Stock	393,349	$2.32	$2.32
March 16, 2020	Common Stock	400,000	2.32	2.32
May 7, 2020	Common Stock	344,929	2.32	2.32
June 1, 2020	Common Stock	173,000	2.32	2.32
June 22, 2020	Common Stock	125,000	2.32	2.32
June 23, 2020	Common Stock	55,000	2.32	2.32
August 29, 2020	Common Stock	478,933	7.97	7.97
October 2, 2020	Common Stock	141,765	11.18	11.18
October 12, 2020	Common Stock	250,000	11.18	11.18
October 15, 2020	Common Stock	358,294	11.18	11.18
December 11, 2020	Common Stock	1,833,877	14.42	14.42

As disclosed in the Registration Statement, for all periods listed, the Company has granted employees share-based awards at the fair value of the underlying common stock at the time of award as determined by the Board on a contemporaneous basis. At each grant date, the Board acted in good faith to ensure that all relevant business developments were taken into account in making valuation determinations.

General Commentary on Common Stock Value Movement

As discussed further below, the value of the common stock is primarily a function of the estimated enterprise value of the Company and the likelihood and anticipated timing of the Company experiencing a liquidity event such as an initial public offering or the sale of the Company.

Division of Corporation Finance	CONFIDENTIAL TREATMENT REQUESTED
January 19, 2021	BY ON24, INC.

February 13 - June 23, 2020 Awards

In order to assist the Board in determining the estimated fair value per share of common stock, the Company retained an independent third-party valuation firm to conduct a valuation as of October 1, 2019 (the “October 2019 Valuation”), resulting in a valuation of $2.32 per share. The equity value of the Company was estimated using a combination of the market approach, using the guideline public company method, and the income approach, using the discounted cash flow method. A 50% weighting was applied to each of the guideline public company method and the discounted cash flow method. In applying the guideline public company method, the Company’s enterprise value was estimated by applying selected enterprise value to revenue multiples, derived after considering the comparable multiples of a peer group of companies, to the Company’s estimated future revenues. Under the discounted cash flow method, a three-year forecast was used to derive estimated cash flows during the forecast period. The enterprise value of the Company was calculated as the sum of the present values of the cash flows during the forecast period, as well as a terminal value calculated after consideration of enterprise value to revenue multiples of a peer group of companies, discounted at a discount rate accounting for the Company’s weighted average cost of capital, including the risks deemed inherent in realizing the relevant cash flows. The Company’s total equity was then calculated from each of these derived enterprise values by adding the Company’s cash and cash-equivalents and subtracting interest-bearing debt.

The OPM was used to allocate the total equity value among the various classes and series of the Company’s capital stock under a sale scenario and a hybrid sale and IPO scenario, in each case using the OPM. A DLOM of 18% was applied to the value per share of common stock derived under each of these scenarios. The Company then weighted the results from the two scenarios at 50% each and derived a value per share of the Company’s common stock on October 1, 2019 of $2.32.

In February 2020, the Board awarded options to purchase 393,349 shares of common stock with an exercise price of $2.32 per share. In March 2020, the Board awarded options to purchase 400,000 shares of common stock with an exercise price of $2.32 per share. In May 2020, the Board awarded options to purchase 344,929 shares of common stock with an exercise price of $2.32 per share (the “May Grants”). In June 2020, the Board awarded options to purchase 353,000 shares of common stock with an exercise price of $2.32 per share (the “June Grants”). In the absence of a public trading market, the Board, with input from management, exercised significant judgment and considered numerous objective and subjective factors in determining the fair value of the common stock in connection with such awards, including the October 2019 Valuation, the overall market and economic outlook and competitive environment, the uncertainty of the COVID-19 pandemic, and the absence of any significant business milestones achieved by the Company since the October 2019 Valuation, and the fact that a decision had not yet been made with respect to pursuing a potential IPO, among other relevant considerations.

The Company continued to believe the October 2019 Valuation established fair value of its common stock during this time. The Company emphasizes the unprecedented economic circumstances that were still emerging during the first six months of 2020. As a result, the Company determined that it would not have meaningfully increased its forecast during this period for a number of reasons, including the meaningful uncertainty as to whether bookings trends would continue, whether customers would continue to demand the Company’s platform on a long-term basis, whether customer financial circumstances would impact retention, and related considerations associated with the extraordinary, worldwide business closures, cancelled events, increased use of competitive products, revised business budgets, general unavailability of coronavirus testing and protective equipment, emergency economic stimulus and other programs, and other macroeconomic factors that made the long-term trends incredibly difficult to assess.

Division of Corporation Finance	CONFIDENTIAL TREATMENT REQUESTED
January 19, 2021	BY ON24, INC.

As a result, the Company did not reassess its operating results until the end of the second quarter of fiscal year 2020. At this time the Company had more insight into customer expectations and continued bookings on the ON24 platform, including additional long-term contracts providing greater certainty of sustainable growth, even while meaningful questions remained as to customer trends and macroeconomic factors.

In this regard, the Company performed and considered interpolation analyses for the fair value of its shares of common stock issuable upon exercise of options granted during the first and second quarters of 2020, but the Company determined that such results would not have been material. For example, the Company determined that if the fair value per share of the Company’s common stock on the dates of the option grants between October 1, 2019 and July 1, 2020 were assumed to have been derived by linear interpolation between the value derived in the October 2019 Valuation and the value derived in the July 2020 Valuation, the Company would have incurred approximately $198,000 in expense per quarter. The Company has concluded that this alternative approach would not represent a material difference in fair value and that the historical valuation was appropriate to use as the fair value input for options issued through the second quarter of fiscal year 2020.

August 2020 Awards

In order to assist the Board in determining the estimated fair value per share of common stock, the Company retained a firm to conduct an independent third-party valuation as of July 1, 2020 (the “July 2020 Valuation”) resulting in a valuation of $7.97 per share. The analysis was derived using the hybrid method that involved consideration of multiple scenarios: an early IPO (the “Early IPO Scenario”), a late IPO (the “Late IPO Scenario”), an acquisition of the Company (the “M&A Scenario”) and a stay-private scenario under which the Company was anticipated to stay private for a more extended period until a subsequent liquidity event (the “Stay Private Scenario”). The Stay Private Scenario was assigned a probability weight of 70%, and each of the Early IPO Scenario, the Late IPO Scenario and the M&A Scenario was assigned a probability weight of 10%.

The total equity value of the Company in the Stay Private Scenario was calculated using a combination of the market approach (guideline public company method), which was assigned a weight of 50%, and the income approach (discounted cash flow method), which was assigned a weight of 50%. In applying the guideline public company method, the Company’s enterprise value was estimated by applying selected enterprise value to revenue multiples, derived after considering the comparable multiples of a peer group of companies, to the Company’s estimated future revenues. Under the discounted cash flow method, a three-year forecast was used to derive estimated cash flows during the forecast period. The enterprise value of the Company was calculated as the sum of the present values of the cash flows during the forecast period, as well as a terminal value calculated after consideration of enterprise value to revenue multiples of a peer group of companies, discounted at a discount rate accounting for the Company’s weighted average cost of capital, including the risks deemed inherent in realizing the relevant cash flows. The Company’s equity value under the Stay Private Scenario was allocated among the various classes of the Company’s capital stock using the OPM to derive an allocated value per share of common stock of $7.83. A DLOM of 27% was applied to derive a fair value per share of common stock of $5.72 under the Stay Private Scenario.

Division of Corporation Finance	CONFIDENTIAL TREATMENT REQUESTED
January 19, 2021	BY ON24, INC.

The Company’s total equity value under the Stay Private Scenario was determined to be 105% greater than the total equity value derived in the October 2019 Valuation. This increase was primarily driven by a significant increase in revenue and bookings after the first quarter of fiscal year 2020. The Board determined that the increase in equity value was reasonable given the significant impact that the COVID-19 pandemic has had on the operating environment of the Company and its customers. As a result of COVID-19, many companies increased their remote working policies and processes, and those companies that provide such remote services (including digital events and webinars) have seen an increase in demand for their services. As a result of the Company’s success in acquiring new customers and expanding subscriptions with existing customers during the COVID-19 pandemic, the Company’s revenue forecast for fiscal year 2021 increased by 63% between the October 2019 Valuation and the July 2020 Valuation. The Company determined that the increase in the valuation between the October 2019 Valuation and the July 2020 Valuation was reasonable and associated with the significant increase in the Company’s revenue forecasts over that period. The increase in the Company’s revenue forecast also favorably impacted the valuations derived under the Early IPO Scenario, Late IPO Scenario and M&A Scenario.

The equity value of the Company under each of the Early IPO Scenario and the Late IPO Scenario was derived by reviewing enterprise value to revenue multiples of a peer group of companies that had completed IPOs. An expected IPO equity value for the Company was derived by applying selected enterprise value to revenue multiples derived after consideration of the multiples for this peer group of companies to the Company’s prior and forecast revenues, and adjusting for the Company’s capital structure and the anticipated time to the IPO in each of the Early IPO Scenario and the Late IPO Scenario. A DLOM of 16% and 17% was applied to the indicated IPO value per share under the Early IPO Scenario and the Late IPO Scenario, respectively, to derive an adjusted IPO value of $14.39 per share for the Early IPO Scenario and $14.31 per share for the Late IPO Scenario. The Company notes that the increase in the valuation under the Early IPO Scenario and the Late IPO Scenario is reasonable and associated with the substantial increase in probability of the Company’s pursuit of an IPO. By July 2020, the Company had made the decision to pursue an IPO and began to prepare for a bakeoff with potential underwriters in August 2020.

The Company’s equity value under the M&A Scenario was derived based on a review of implied enterprise value to revenue multiples of a peer group of companies that had been acquired. An expected equity value for the Company under the M&A scenario was derived by applying selected enterprise value to revenue multiples to the Company’s prior and estimated future revenues, and adjusting for the Company’s capital structure and the anticipated time to an acquisition of the Company. A DLOM of 16% was applied to the indicated value per share, to derive an adjusted value of $10.99 per share for the M&A Scenario. The fair value per share of the Company’s common stock as of July 1, 2020, as derived by applying the probability weights described above to each of the four scenarios was $7.97.

Division of Corporation Finance	CONFIDENTIAL TREATMENT REQUESTED
January 19, 2021	BY ON24, INC.

In August 2020, the Board awarded options to purchase 478,933 shares of common stock with an exercise price of $7.97 per share. The significant increase in the determined per share fair value of the Company’s common stock from October 2019 to August 2020 is the result of multiple factors, including the increase in both actual and forecasted revenue, reflecting the Company’s success in acquiring new customers and expanding subscriptions with existing customers, and the substantial increase in probability of the Company’s IPO in the near term. In the absence of a public trading market, the Board, with input from management, exercised significant judgment and considered numerous objective and subjective factors in determining the fair value of the common stock in connection with such awards, including the July 2020 Valuation, the increase in both actual and forecasted revenue, the increased probability of a near-term liquidity event, and other relevant business developments. In particular, while the Company was observing improved bookings, the Company continued to observe significant uncertainty relating to the unprecedented economic circumstances associated with COVID-19, as described above, which could impact customers, comparable companies, the markets generally, the prospect of a successful IPO, and many other factors relevant to valuation.

October 2020 Awards

In order to assist the Board in determining the estimated fair value per share of common stock, the Company retained a firm to conduct an independent third-party valuation as of September 15, 2020 (the “September 2020 Valuation”) resulting in a valuation of $11.18 per share. The analysis was derived using the hybrid method, that involved consideration of multiple scenarios: Early IPO Scenario, Late IPO Scenario, M&A Scenario and Stay Private Scenario. The Stay Private Scenario was assigned a probability weight of 50%, the Early IPO Scenario was assigned a probability weight of 25%, the Late IPO Scenario was assigned a probability weight of 15% and the M&A scenario was assigned a probability weight of 10%.

The total equity value of the Company in the Stay Private Scenario was calculated using a combination of the market approach (guideline public company method), which was assigned a weight of 50%, and the income approach (discounted cash flow method), which was assigned a weight of 50%. In applying the guideline public company method, the Company’s enterprise value was estimated by applying selected enterprise value to revenue multiples to the Company’s estimated future revenues derived after considering the comparable multiples of a peer group of companies. Under the discounted cash flow method, a three-year forecast was used to derive estimated cash flows during the forecast period. The enterprise value of the Company was calculated as the sum of the present values of the cash flows during the forecast period, as well as a terminal value calculated after consideration of enterprise value to revenue multiples of a peer group of companies, discounted at a discount rate accounting for the Company’s weighted average cost of capital, including the risks deemed inherent in realizing the relevant cash flows. The Company’s equity value under the Stay Private Scenario was allocated among the various classes of the Company’s capital stock using the OPM to derive an allocated value per share of common stock of $8.81. A DLOM of 26% was applied to derive a fair value per share of common stock of $6.52 under the Stay Private Scenario.

Division of Corporation Finance	CONFIDENTIAL TREATMENT REQUESTED
January 19, 2021	BY ON24, INC.

The Company’s total equity value under the Stay Private Scenario was determined to be 13% greater than the total equity value under the Stay Private Scenario derived in the July 2020 Valuation. The Company determined that this increase was reasonable given the shift in the business and increase in bookings and financial performance represented by an uptick in forecasted revenue after the first quarter of fiscal year 2020.

The equity value of the Company under each of the Early IPO Scenario and the Late IPO Scenario was derived by reviewing enterprise value to revenue multiples of a peer group of companies that had completed IPOs. An expected IPO equity value for the Company was derived by applying selected enterprise value to revenue multiples derived after consideration of the multiples for this peer group of companies to the Company’s prior and forecast revenues, and adjusting for the Company’s capital structure and the anticipated time to the IPO in each of the Early IPO Scenario and the Late IPO Scenario. A DLOM of 12% and 17% was applied to the indicated IPO value per share under the Early IPO Scenario and the Late IPO Scenario, respectively, to derive an adjusted IPO value of $16.71 per share for the Early IPO Scenario and $16.47 per share or the Late IPO Scenario. The Company believes that the increase in the valuation under the Early IPO Scenario and the Late IPO Scenario is reasonable as it was associated with the increase in weight being assigned to the IPO as the Company continued to progress in its IPO preparations.

The Company’s equity value under the M&A Scenario was derived based on a review of implied enterprise value to revenue multiples of a peer group of companies that had been acquired. An expected equity value for the Company under the M&A scenario was derived by applying selected enterprise value to revenue multiples to the Company’s prior and estimated future revenues, and adjusting for the Company’s capital structure and the anticipated time to an acquisition of the Company. A DLOM of 12% was applied to the indicated value per share, to derive an adjusted value of $12.79 per share for the M&A Scenario. The fair value per share of the Company’s common stock as of September 15, 2020, as derived by applying the probability weights described above to each of the four scenarios was $11.18.

In October 2020, the Board awarded options to purchase 750,059 shares of common stock with an exercise price of $11.18 per share. The increase in the determined per share fair value of the Company’s common stock from the July 2020 Valuation to October 2020 resulted primarily from the increased likelihood that the Company would successfully complete an IPO. In October 2020, the Company continued to make plans for the IPO and held numerous meetings with the representatives of the managing underwriters and legal counsel for the Company, including establishing various corporate governance policies, plans and procedures appropriate for a public company. Each of the above events represented significant steps in the Company’s IPO process, which the Company determined substantially increased the likelihood that the Company would complete an IPO. This resulted in increased weighting given to the Early IPO Scenario from 10% to 25% and the Late IPO Scenario from 10% to 15%. As the derived values under these scenarios exceeded the values derived under the Stay Private Scenario and the M&A Scenario, the increased weighting applied to the Early IPO Scenario and the Late IPO Scenario increased the overall derived fair value of the Company’s common stock. In the absence of a public trading market, the Board, with input from management, exercised significant judgment and considered numerous objective and subjective factors in determining the fair value of the common stock in connection with such awards, including the September 2020 Valuation, the increased probability of a near-term IPO, the M&A Scenario staying constant at 10%, and other relevant business developments. Nevertheless, the Company continued to observe significant uncertainty relating to the unprecedented economic circumstances associated with COVID-19, as described above. For example, market capitalizations of many software companies shifted significantly during this time, while plans for reopening the economy became political platforms for upcoming elections.

Division of Corporation Finance	CONFIDENTIAL TREATMENT REQUESTED
January 19, 2021	BY ON24, INC.

December 2020 Awards

In order to assist the Board in determining the estimated fair value per share of common stock, the Company retained a firm to conduct an independent third-party valuation as of December 9, 2020 (the “December 2020 Valuation”) resulting in a valuation of $14.42 per share. The analysis was derived using the hybrid method, that involved consideration of multiple scenarios: Early IPO Scenario, Late IPO Scenario, M&A Scenario and the Stay Private Scenario. The Stay Private Scenario was assigned a probability weight of 30%, the Early IPO Scenario was assigned a probability weight of 35%, the Late IPO Scenario was assigned a probability weight of 25% and the M&A scenario was assigned a probability weight of 10%.

The total equity value of the Company in the Stay Private Scenario was calculated using a combination of the market approach (guideline public company method), which was assigned a weight of 50%, and the income approach (discounted cash flow method), which was assigned a weight of 50%. In applying the guideline public company method, the Company’s enterprise value was estimated by applying selected enterprise value to revenue multiples, derived after considering the comparable multiples of a peer group of companies, to the Company’s estimated future revenues. Under the discounted cash flow method, a three-year forecast was used to derive estimated cash flows during the forecast period. The enterprise value of the Company was calculated as the sum of the present values of the cash flows during the forecast period, as well as a terminal value calculated after consideration of enterprise value to revenue multiples of a peer group of companies, discounted at a discount rate accounting for the Company’s weighted average cost of capital, including the risks deemed inherent in realizing the relevant cash flows. The Company’s equity value under the Stay Private Scenario was allocated among the various classes of the Company’s capital stock using the OPM to derive an allocated value per share of common stock of $8.86. A DLOM of 25% was applied to derive a fair value per share of common stock of $6.65 under the Stay Private Scenario.

The Company’s total equity value under the Stay Private Scenario was determined to be 2% less than the total equity value under the Stay Private Scenario derived in the September 2020 Valuation. The Board determined the decrease in equity value was not material and was not inconsistent with the shift in the Company’s, business, general increase in bookings and financial performance.

The equity value of the Company under each of the Early IPO Scenario and the Late IPO Scenario was derived by reviewing enterprise value to revenue multiples of a peer group of companies that had completed IPOs. An expected IPO equity value for the Company was derived by applying selected enterprise value to revenue multiples derived after consideration of the multiples for this peer group of companies to the Company’s prior and forecast revenues, and adjusting for the Company’s capital structure and the anticipated time to the IPO in each of the Early IPO Scenario and the Late IPO Scenario. A DLOM of 8% and 13% was applied to the indicated IPO value per share under the Early IPO Scenario and the Late IPO Scenario, respectively, to derive an adjusted IPO value of $18.57 per share for the Early IPO Scenario and $18.12 per share for the Late IPO Scenario.

Division of Corporation Finance	CONFIDENTIAL TREATMENT REQUESTED
January 19, 2021	BY ON24, INC.

The Company’s equity value under the M&A Scenario was derived based on a review of implied enterprise value to revenue multiples of a peer group of companies that had been acquired. An expected equity value for the Company under the M&A scenario was derived by applying selected enterprise value to revenue multiples to the Company’s prior and estimated future revenues, and adjusting for the Company’s capital structure and the anticipated time to an acquisition of the Company. A DLOM of 8% was applied to the indicated value per share, to derive an adjusted value of $13.96 per share for the M&A Scenario. The fair value per share of the Company’s common stock as of December 9, 2020, as derived by applying the probability weights described above to each of the four scenarios was $14.42.

In December 2020, the Board awarded options to purchase 1,833,877 shares of common stock with an exercise price of $14.42 per share. The increase in the determined per share fair value of the Company’s common stock from the September 2020 Valuation to December 2020 resulted primarily from the increase in likelihood that the Company would successfully complete an IPO. In December 2020, the Company continued to take significant steps in the IPO process, including responding to the Staff’s comments to the draft registration statement, with the expectation that the Company would publicly file the registration statement in early January 2021. In December 2020 the Company also held testing the water meetings with institutional investors, which provided further confidence in the Company’s prospects for completing an IPO. These significant milestones in the IPO process resulted in increased weighting given to the Early IPO Scenario from 25% to 35% and the Late IPO Scenario from 15% to 25%. As the derived values under these scenarios exceeded the values derived under the Stay Private Scenario and the M&A Scenario, the increased weighting applied to the Early IPO Scenario and the Late IPO Scenario increased the overall derived fair value of the Company’s common stock. In the absence of a public trading market, the Board, with input from management, exercised significant judgment and considered numerous objective and subjective factors in determining the fair value of the common stock in connection with such awards, including the December 2020 Valuation, the increased probability of a near-term IPO, and other relevant business developments. The Company emphasizes the continued meaningful uncertainty relating to the unprecedented economic circumstances associated with COVID-19, as described above, which at this time also included a disputed U.S. presidential election, uncertainty regarding the availability of a COVID-19 vaccines, persistent volatility, and other macroeconomic factors.

Differences Between Prior Valuations and Indicative Price Range

In connection with its efforts to evaluate whether to pursue a public offering in the first quarter of 2021, the Company requested that representatives of the managing underwriters provide the Company with an estimated range of prices that would be reflected in the preliminary prospectus for the IPO. On January 18, 2021, the Company, in consultation with the representatives of the underwriters, determined the Indicative Price Range.

Division of Corporation Finance	CONFIDENTIAL TREATMENT REQUESTED
January 19, 2021	BY ON24, INC.

The Company believes that the primary factors contributing to the difference between the fair value of the Company’s common stock reflected in the Prior Valuations since February 1, 2020 and the Indicative Price Range are as follows:

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The Prior Valuations were made based on information available as of the dates of those valuations, taking into account, among other factors, the Company’s evaluation of its prospects and determination of comparable companies at that time as well as prevailing market and economic conditions.

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Based on the Company’s recent financial performance and current market sentiment, the Company expects that there will be significant investor interest in the IPO. The capital markets continue to reward software companies in expanding addressable markets with exposure to favorable industry trends such as accelerated digital transformation in response to the COVID-19 pandemic.

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Since September 2020, the Company has taken significant incremental steps towards the completion of an IPO, including preparing and filing a draft registration statement, holding “testing the waters” meetings, at which the Company received feedback from potential investors, and publicly filing the Registration Statement.

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The valuation methodology applied to the Indicative Price Range assumes a successful IPO with no weighting placed on any other outcome, such as an acquisition of the Company or the Company remaining private. Therefore, the Indicative Price Range effectively weighs a near-term IPO outcome at 100%. In contrast, the Prior Valuations weighted the probability of a successful IPO (early) outcome at 10% in July 2020, 25% in September 2020 and 35% in December 2020. Given the uncertainty in the capital markets as a result of the COVID-19 pandemic, the U.S. presidential election and other macroeconomic conditions, the probability of consummating a successful IPO was far from certain during these prior periods.

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The Indicative Price Range represents a future price for shares of the Company’s common stock that, if issued in the IPO, will be immediately freely tradable in the public markets, whereas the estimated fair value of the Company’s common stock reflected in the Prior Valuations appropriately represents a contemporaneous estimate of the fair value of shares that were then illiquid and might never become liquid, and as such, were adjusted for a DLOM, which ranged from a high of 27% in July 2020 to a low of 8% in December 2020.

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The Indicative Price Range reflects the recent performance and valuations of public companies that the representatives of the underwriters and the Company believe will be viewed by investors as comparable to the Company. Among other things, the Indicative Price Range reflects perspectives developed after receiving feedback from institutional investors in “testing the waters” meetings regarding the valuation methodologies that investors may use in evaluating an investment in the Company and potential categories of

Division of Corporation Finance	CONFIDENTIAL TREATMENT REQUESTED
January 19, 2021	BY ON24, INC.

companies, such as customer experience software companies and communications and collaboration software companies, that investors may view as relevant comparable companies as they have growth rates and margins that investors may view as indicative of the Company’s future financial performance. The implications of these perspectives for a potential range of offering prices for the IPO were first discussed between the Company and the representatives of the underwriters in January 2021 after the Prior Valuations had been performed.

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In part, the difference between the Indicative Price Range and the Prior Valuations reflects the use of a more targeted set of comparable companies and a higher associated enterprise value to revenue multiples in deriving the Indicative Price Range than was used in the Prior Valuations. The Prior Valuations reflect standard methodologies (discussed above) applied to a relatively broad cross-section of technology companies. This set of comparable companies had a relatively wide range of enterprise value to revenue multiples, which were measured over the trailing twelve months prior to these companies’ IPOs, and the average multiple of this larger group of companies was lower than the average current enterprise value to revenue multiples of the group of comparable companies relied upon in deriving the Indicative Price Range. By comparison, the multiples that were the focus on the January discussions between the Company and the representatives of the underwriters, and that were influential in deriving the Indicative Price Range, were within a narrower range and were more closely concentrated about a higher average value. These multiples were associated with companies that the Company had learned are more likely to be viewed by investors as relevant comparable companies in light of their growth rates, margins and other factors that investors may view as indicative of the Company’s future financial performance. Importantly, the selection of these comparable companies reflected not only investor feedback following “testing the waters” meetings, but also the opportunity to assess valuation methodologies and categories of comparable companies over a longer time frame of performance amid the impacts of COVID-19, after the results of the U.S. presidential election, and with the benefit of other factors that were not known or knowable at the time of the Prior Valuations. While the Company acknowledges there is a notable difference between the Indicative Price Range and the Prior Valuations, the Company submits that this is reasonable in light of the contemporaneous information available to the Company at the time of the Prior Valuations, including the unprecedented economic circumstances then occurring.

Conclusion

Based on the above discussion, the Company believes that the fair values determined by the Board for the common stock applicable to each stock option are appropriate and demonstrate the good faith efforts of the Board to consider all relevant factors in determining fair value at each valuation date.

Please direct your questions or comments regarding this letter to the undersigned by telephone to (206) 839-4845 or by email to andrew.ledbetter@dlapiper.com.

Division of Corporation Finance	CONFIDENTIAL TREATMENT REQUESTED
January 19, 2021	BY ON24, INC.

We and the Company appreciate the Staff’s attention to this matter.

Sincerely,

DLA PIPER LLP (US)

/s/ Andrew Ledbetter

Andrew Ledbetter

Enclosures:

cc:	Sharat Sharan, Chief Executive Officer

Steven Vattuone, Chief Financial Officer

William Weesner, General Counsel

ON24, Inc.

Peter Astiz

Patrick J. O’Malley

DLA Piper LLP (US)

John L. Savva

Sullivan & Cromwell LLP